82-3138

BAE SYSTEMS

03 JUL 15 AM 7:21



PROCESSED

APR 16 2004

THOMSON FINANCIAL

SUPPL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 23,997,824
Bank of New York Nominees Ltd - 4,232,242
Chase Nominees Ltd - 81,249,653
BT Globenet Nominees Ltd - 1,776,291
Midland Bank plc - 31,050,233
Deutsche Bank Mannheim - 7,600
Bankers Trust - 8,165,633
Barclays Bank - 3,424,386
Citibank London - 2,946,338
Nortrust Nominees - 21,822,308
Royal Bank of Scotland - 105,200
MSS Nominees Ltd - 331,750
State Street Bank & Trust Co - 142,800
RBSTB Nominees Ltd - 12,100
Deutsche Bank AG - 10,700
HSBC Bank plc - 37,100
ROY Nominees Limited - 188,400
Mellon Nominees (UK) Limited - 2,623,709

Capital International Limited:
State Street Nominees Ltd - 2,611,000
Bank of New York Nominees - 18,125,615
Northern Trust - 1,463,725
Chase Nominees Ltd - 12,585,956

Midland Bank plc - 689,000
Bankers Trust - 5,391,000
Barclays Bank - 758,579
Citibank London - 953,300
Morgan Guaranty - 831,000
Nortrust Nominees - 11,087,138
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 900,900
State Street Bank & Trust Co - 1,481,700
Lloyds Bank - 442,300
Deutsche Bank AG - 2,954,407
HSBC Bank plc - 2,060,100
Mellon Bank N.A.. - 774,203
Northern Trust AVFC - 294,300
KAS UK - 188,400
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,107,622
Clydesdale Bank plc - 652,500

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 466,047
Chase Nominees Ltd - 6,544,229
Credit Suisse London Branch - 283,100
Midland Bank plc - 1,408,900
Barclays Bank - 1,486,900
Citibank London - 297,000
Brown Bros - 104,600
Nortrust Nominees - 184,900
Morgan Stanley - 211,800
Royal Bank of Scotland - 5,733,094
MSS Nominees Ltd - 144,600
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 466,605
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,228,592
HSBC Bank plc - 1,444,700

Capital International, Inc:
State Street Nominees Ltd - 4,808,300
Bank of New York Nominees - 1,011,100
Chase Nominees Ltd - 4,766,500
Midland Bank plc - 299,400
Deutsche Bank Mannheim - 57,100
Bankers Trust - 31,700
Citibank London - 126,200

Nortrust Nominees - 2,108,699
Royal Bank of Scotland - 317,100
State Street Bank & Trust Co - 599,800
RBSTB Nominees Ltd - 59,500
Citibank NA - 468,100
Deutsche Bank AG - 61,000
Chase Manhattan Nominee Ltd - 29,600
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 30 June 2003

11. Date company informed

2 July 2003

12. Total holding following this notification

329,379,510 ordinary shares

13. Total percentage holding of issued class following this notification

10.767%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

3 July 2003